Exhibit 99.1

II-VI Incorporated to Acquire EpiWorks, Inc. and ANADIGICS, Inc. for a Combined $110M,

Expands Technology Platforms and Production Capacity to Address Fast Growing Markets for Semiconductor Lasers

•	Acquisition of Epiworks is valued at approximately $43.0M in cash due at closing with a $6M earn out

•	Acquisition of ANADIGICS valued at approximately $61.0M in cash due at closing; tender offer to begin in January 2016

•	Company plans to commence integration as soon as practicable

•	Company updates guidance for the quarter to revenue of $189-191M, EPS of $0.28-0.30

PITTSBURGH, January 19, 2016 /GLOBE NEWSWIRE/ - II-VI Incorporated (Nasdaq:IIVI), a leader in semiconductor lasers, announced today that it signed agreements to acquire two businesses that will expand its technology platforms and production capacity for semiconductor lasers with a scalable 6-inch epitaxial growth and wafer fabrication platform. These acquisitions will further position the company to serve fast-growing markets addressed by Vertical Cavity Surface Emitting Lasers (VCSELs). VCSELs provide unique advantages in a variety of applications in consumer electronics, data centers, sensing, medical and industrial markets and are expected to grow at greater than 20% a year.

EpiWorks, Inc. is a global leader in high volume epitaxial growth of compound semiconductor wafers for electronic and photonic device applications. Located in Champaign, IL, it has 2015 revenue of approximately $14 million. Its 25,000-square foot, Class 1000 cleanroom epi foundry will provide significant expansion of II-VI’s product portfolio. EpiWorks’ expertise dovetails with II-VI’s core competencies as an engineered materials company.

ANADIGICS, Inc. brings to II-VI a high volume foundry unmatched in the production of 6-inch gallium arsenide (GaAs) wafers. The acquisition of this foundry adds capacity more quickly and economically than building it new. II-VI believes that controlling a scalable infrastructure is critical for extending the Company’s Laser Enterprise product portfolio technology and positioning II-VI as the world leader in VCSEL technology. ANADIGICS had year to date (nine months) revenue of $46 million and net assets of approximately $28 million as of October 3, 2015.

Francis J. Kramer, Chairman and Chief Executive Officer said, “VCSELs address the need for increasingly intelligent human-machine interfaces such as gesture recognition in consumer electronics products as well as the growing demand for short-reach high-speed optical connectivity in data centers worldwide. Our engagement with key customers in these and other markets has been sufficiently compelling to lead us to believe that this investment is needed now.”

The combined value of these acquisitions is $110 million in cash and both are expected to close within 60 days. On a non-GAAP basis, the company expects these transactions to be accretive to continuing operations beginning in the second half of calendar 2017. For the quarters preceding that, the transaction is expected to be dilutive due to investment in the 6” platform. The Company will provide an update on the financial expectations when the transactions close.

The EpiWorks transaction is subject to the approval of EpiWorks’ shareholders. The holders of shares representing 83% of the votes have signed support agreements to vote in favor of the acquisition.

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II-VI Incorporated

January 19, 2016

For the ANADIGICS transaction, a tender offer for all outstanding common stock must begin within 10 business days and remain open for at least 20 business days. A majority of the outstanding shares of ANADIGICS must be tendered to complete the acquisition. One-time expenses of up to $10 million or $0.15/share may be incurred over the next four quarters to fully integrate core operations into the Laser Solutions Segment. Following closing, we will move rapidly to serve customers, integrate key operations and reduce operating losses.

The Company is financing the acquisitions from available cash and borrowings under its credit facility.

The Company is updating its revenue and EPS guidance for the second fiscal quarter ended December 31, 2015. The Company expects revenue to be between $189-191M and EPS to range from $0.28-$0.30 including the extension of the R&D tax credit. The Company further expects to continue its share repurchases after it reports the results of the quarter ended December 31, 2015.

About II-VI Incorporated

II-VI Incorporated, a global leader in engineered materials and opto-electronic components, is a vertically integrated manufacturing company that develops innovative products for diversified applications in the industrial, optical communications, military, life sciences, semiconductor equipment, and consumer markets. Headquartered in Saxonburg, Pennsylvania, with research and development, manufacturing, sales, service, and distribution facilities worldwide, the Company produces a wide variety of application-specific photonic and electronic materials and components, and deploys them in various forms including integrated with advanced software to enable our customers’ success.

Forward-looking Statements

This press release contains forward-looking statements relating to future events and expectations that are based on certain assumptions and contingencies. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and relate to the Company’s performance on a going-forward basis. The forward-looking statements in this press release involve risks and uncertainties, which could cause actual results, performance or trends to differ materially from those expressed in the forward-looking statements herein or in previous disclosures. The Company believes that all forward-looking statements made by it in this release have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections as expressed in the forward-looking statements will actually occur or prove to be correct. In addition to general industry and global economic conditions, factors that could cause actual results to differ materially from those discussed in the forward-looking statements in this press release include, but are not limited to: (i) the failure of any one or more of the assumptions stated above to prove to be correct; (ii) the risks relating to forward-looking statements and other “Risk Factors” discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2015; (iii) the purchasing patterns of customers and end-users; (iv)

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II-VI Incorporated

January 19, 2016

the timely release of new products, and acceptance of such new products by the market; (v) the introduction of new products by competitors and other competitive responses; (vi) the Company’s ability to assimilate recently acquired businesses, and risks, costs and uncertainties associated with such acquisitions; and/or (vii) the Company’s ability to devise and execute strategies to respond to market conditions. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events or developments, or otherwise.

CONTACT:	II-VI Incorporated
Mary Jane Raymond, Chief Financial Officer
(724) 352-4455

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